UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission file number:    1-15168

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

CERIDIAN CORPORATION

3311 East Old Shakopee Road

Minneapolis, MN  55425

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

Ceridian Corporation

Savings and Investment Plan

Index to Financial Statements, Schedules, and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

the Retirement Committee of

Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota
June 26, 2007

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

(Dollars in thousands)

	December 31,
	2006	2005
Investments at fair value:

Ceridian Corporation common stock	$7,582	$7,320

Mutual funds	257,233	222,967

Loans receivable from participants	5,875	4,945

Total investments	270,690	235,232

Cash	10	—

Participant contributions receivable	147	773

Employer contributions receivable	1,279	1,182

Net assets available for benefits	$272,126	$237,187

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

(Dollars in thousands)

	Year Ended December 31,
	2006	2005
Additions:
Additions to net assets attributed to:
Dividends	$12,271	$7,295
Interest	306	212
Net appreciation in fair value of investments including realized gains and losses	17,790	9,292
	30,367	16,799
Contributions:
Participant	25,812	24,470
Employer	11,596	10,880
	37,408	35,350

Total additions	67,775	52,149

Deductions:
Benefits paid to participants	33,079	19,929

Net increase before transfers	34,696	32,220

Net transfers from other plans	243	111

Increase in net assets available for benefits	34,939	32,331

Net assets available for benefits:
Beginning of year	237,187	204,856
End of year	$272,126	$237,187

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)           Summary of Significant Accounting Policies

(a)                                  Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

(b)                                 Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan.  The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)                                  Investments

Investments are stated at fair value.  Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange LLC.  Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end. Loans receivable from participants are valued at their outstanding balances, which approximates fair value.  Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program.  Purchases and sales of securities are recorded on a trade date basis.  Dividends on mutual funds are recorded on the ex-dividend date.

(d)                                 Costs and Expenses

Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund as described in the mutual fund prospectus and financial statements.

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

(e)                                  Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Also, at December 31, 2006 and 2005, approximately 2.8% and 3.1%, respectively, of the Plan’s net assets available for benefits were invested in the Company’s common stock.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

(2)                                  Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions.  The Plan was established for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company.  The Plan is administered by the Company through its Retirement Committee and through its Director of Employee Benefits. The Retirement Committee is appointed by the Chief Executive Officer of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)                                  Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund.  Each participant’s account is credited with the participant’s contribution and allocation of any employer contribution, less loans and withdrawals, based on the direction of the participant and includes net return on the participant directed investments.  Participants are immediately vested in their pretax contributions and employer basic matching contributions, including the net return thereon.  All participants performing one or more hours of service after December 31, 2001 are fully vested in their performance-based matching contributions.  Participants who did not perform an hour of service after December 31, 2001 vest in the performance-based matching contribution in accordance with the following schedule:

Years of Employment	Vested Interest
Less than 2 years	0%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Any forfeiture of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future employer matching contributions or pay Plan expenses.  Forfeitures available to reduce future employer contributions or pay Plan expenses amounted to $164,000 at December 31, 2006 and $162,000 at December 31, 2005.

(4)                                  Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 40% of their eligible compensation in any pay period, subject to certain limitations.  The Code limited the total salary deferral contributions for any participant to $15,000 in 2006 and $14,000 in 2005 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $220,000 in 2006 or $210,000 in 2005.  These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations.  Participants who were at least age 50 by the end of the contribution year were permitted to make contributions in excess of the Code limits of up to $5,000 for 2006 and $4,000 for 2005.

The Company and Adopting Affiliates made basic monthly matching contributions totaling $11,596,000 for 2006 and $10,880,000 for 2005 and did not declare a discretionary matching contribution for either year.  The basic monthly matching contributions were determined on the basis of 100% of participant salary deferrals up to 3% of eligible compensation and 50% of participant salary deferrals on the next 2% of eligible compensation and do not require the satisfaction of performance criteria.  The discretionary matching contribution is at the sole and absolute discretion of the Company.

(5)                                  Withdrawals and Distributions

Participants who are still employed by the Company or one of its Adopting Affiliates may withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old.  Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or IRA.  Distributions are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)                                  Loans

Participants may borrow up to 50% of their salary deferral contributions, rollover amounts and related investment earnings.  Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made.  Participants may not have more than two loans outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks.  Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)                                  Income Tax Status

The Plan received a favorable determination letter regarding the Plan’s tax qualification dated June 17, 2004 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code.  The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

(8)                                  Party-in-interest

The Trustee is a party-in-interest with respect to the Plan.  In the opinion of the Trustee and the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

The Plan holds shares of Ceridian Corporation common stock and records realized gain or loss and net unrealized appreciation or depreciation on these securities.

(9)                                  Net Transfers from Other Plans

Net transfers from other plans for the years ended December 31, 2006 and 2005 resulted from the merger with the Plan of plans acquired in connection with business combinations.

(10)                            Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years (dollars in thousands):

	2006	2005
Janus Growth & Income Fund	$17,330	$14,835
T. Rowe Price International Discovery Fund	15,410	—
T. Rowe Price Balanced Fund	16,416	14,494
T. Rowe Price Capital Appreciation Fund	27,238	23,867
T. Rowe Price Equity Income Fund	28,279	24,516
T. Rowe Price Equity Index Trust Fund	24,166	21,996
T. Rowe Price New Horizons Fund	29,409	29,294
T. Rowe Price Small-Cap Value Fund	31,990	29,296
T. Rowe Price Summit Cash Reserves Fund	29,546	29,400

The following table presents the net appreciation on fair value of investments including realized gains and losses for each major class of the Plan’s investments for each of the respective years (dollars in thousands):

	2006	2005
Ceridian Corporation Common Stock	$852	$1,927
Mutual Funds	16,938	7,365
Total	$17,790	$9,292

(11)                            Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the plan or discontinue contributions with respect to any one or more participating employers.  Upon termination or discontinuance of contributions, employer contribution amounts in participant accounts, which have not vested, will become vested.  Thereafter, full distribution of each account may be made to participants by lump sum payment.

(12)                            Subsequent Event

On May 30, 2007, the Company, Foundation Holdings, Inc., a Delaware corporation (“Parent”), and Foundation Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Parent and Merger Sub are jointly owned, directly or indirectly, by Thomas H. Lee Partners, L.P. and Fidelity National Financial, Inc.

Under the terms of the Merger Agreement, Merger Sub will merge with and into the Company and each share of Ceridian Corporation common stock outstanding at the effective time of the merger (other than shares with respect to which appraisal rights have been properly exercised) will be converted into the right to receive $36 per share in cash and the surviving corporation will become a wholly owned subsidiary of Parent.

Completion of the merger will be subject to conditions including: (a) approval of the Merger Agreement by the Company’s shareholders, (b) approval by certain governmental regulators and authorities, including approvals under applicable antitrust laws and change of control approvals in connection with state money transmitter licenses, (c) the absence of an injunction by any court or other tribunal of competent jurisdiction which prohibits the consummation of the merger, (d) subject to certain exceptions, the accuracy of representations and warranties of the other party, and (e) material compliance of the other party with its covenants and material performance of the other party of its obligations.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(Dollars in thousands)

		Shares or		Current
Description		Face Value	Cost	Value

Ceridian Corporation Common Stock	*	270,962	$4,895	$7,582
Mutual Funds
T. Rowe Price New Horizons Fund	*	910,766	23,842	29,409

T. Rowe Price Capital Appreciation Fund	*	1,320,961	23,644	27,238

T. Rowe Price Equity Index Trust Fund	*	583,717	18,036	24,166

T. Rowe Price Balanced Fund	*	771,054	14,423	16,416

T. Rowe Price Equity Income Fund	*	956,995	24,026	28,279

T. Rowe Price Small-Cap Value Fund	*	776,273	23,297	31,990

T. Rowe Price Summit Cash Reserves Fund	*	29,546,300	29,546	29,546

T. Rowe Price International Discovery Fund	*	324,560	12,307	15,410

T. Rowe Price Science & Technology Fund	*	228,720	4,396	4,794

T Rowe Price Retirement 2005 Fund	*	65,254	758	758

T Rowe Price Retirement 2010 Fund	*	21,680	351	344

T Rowe Price Retirement 2015 Fund	*	56,478	707	699

T Rowe Price Retirement 2020 Fund	*	67,539	1,188	1,172

T Rowe Price Retirement 2025 Fund	*	60,098	783	773

T Rowe Price Retirement 2030 Fund	*	74,308	1,391	1,381

T Rowe Price Retirement 2035 Fund	*	57,607	756	758

T Rowe Price Retirement 2040 Fund	*	13,828	260	259

T Rowe Price Retirement 2045 Fund	*	589	7	7

T Rowe Price Stable Value Fund	*	1,428,542	1,428	1,428

T Rowe Price Retirement Income Fund	*	6,432	84	84

Janus Growth & Income Fund		452,964	14,704	17,330

UBS International Equity Fund		1,007,511	9,394	12,100

PIMCO Total Return Fund		1,241,761	12,993	12,889

Loans Receivable from Participants (Range of interest rates 4.00% to 9.50%)	*			5,875
			$223,216	$270,690

* Represents party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 28, 2007
	By:	Ceridian Corporation Retirement Committee
its Named Fiduciary

		By:	/s/David B. Kuhnau
David B. Kuhnau
Secretary of the Ceridian Corporation
Retirement Committee
Vice President and Treasurer
of Ceridian Corporation

EXHIBIT INDEX

Exhibit		Description	Code

23.01		Consent of Independent Registered Public Accounting Firm	E

99.01		Ceridian Corporation Personal Investment Plan – Eighth Declaration of Amendment	E

Legend:	(E)	Electronic Filing